

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 18, 2008

Mr. Peter Mark Smyth
Chief Executive Officer
CityView Corporation Limited
Level 9, 28 The Esplanade
Perth, Western Australia 6000

> **Re:** **CityView Corporation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 0-28794**

Dear Mr. Smyth:

　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Key Information, page 5

Risk Factors, page 8

1.　　We note you list eight risks that you believe impact your energy portfolio. However, it does not appear that you have explained in sufficient detail how these risks affect your business or your securities. Please review your current

disclosures and tell us why you believe you have met the requirements of
Instruction 3.D of Item 3.D of Form 20-F.

Controls and Procedures, page 24

2.   We note your statement that your principal officers conducted an evaluation of
disclosure controls and procedures as defined in the Securities and Exchange Act
of 1934 Rules 13a-15(f). However, please note that disclosure controls and
procedures are defined in Rule 13a-15(e) of the Exchange Act.

3.   We note that your principal officers concluded that your disclosure controls and
procedures are effective as of December 31, 2007; however, your officers have
not concluded on the effectiveness of internal control over financial reporting as
required by Item 15(b)(3) of For 20-F. We also understand that you have not
evaluated or tested the internal controls of entities accounted for using the
proportionate consolidation method. Please modify your disclosure as necessary
to present your conclusion about the effectiveness of disclosure controls and
procedures and internal control over financial reporting without qualification.
Since you have not tested the controls of proportionately consolidated entities, it
appears you do not have the controls in place to conclude that your disclosure
controls and procedures and internal control over financial reporting are effective
as of the end of the period covered by your report. For further guidance, you may
wish to refer to Management's Report on Internal Control Over Financial
Reporting and Certification of Disclosure in Exchange Act Periodic Reports
Frequently Asked Questions (revised October 6, 2004) located on our website at
the following address:
http://www.sec.gov/info/accountants/controlfaq1004.htm

On a related point, we note that you have not fully complied with the disclosure
requirements of Item 15(b)(3) of Form 20-F. Please amend your filing to include
the statements in paragraphs (2), (3), and (4) of that Item in your Management's
Annual Report on Internal Control over Financial Reporting.

Financial Statements

Audit Opinion, page 33

4.   We note your auditors issued a qualified opinion on your financial statements for
the year ended December 31, 2007 due to their inability to examine the evidence
to support the recoverability of a deposit paid for rights to acquire shares of a
company with exploration licenses in Cameroon in the amount of $1,896,409.
Please note we generally do not accept audit reports that contain a qualification.
Refer to the Instructions to Item 8.A.3 of Form 20-F for further guidance.

Note 1- Statement of Significant Accounting Policies, page 38

5.   You state on page 24 that you account for certain entities comprising of 23.7% of your consolidated net assets as of December 31, 2007 using the proportionate consolidation method. Please tell us why you do not make reference to these entities and your accounting for such entities in the notes to your financial statements.

Exhibits

Exhibits 31.1. and 31.2

6.   We note your officers' certifications do not conform to the current format required by Exhibit Instruction 12 of Item 19 of Form 20-F. Please provide the correctly worded certifications in an amendment to your filing.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief